TABLE OF CONTENTS

Computation of Ratios of Earnings to Fixed Charges

		Exhibit 12

Years Ended December 31,
(in millions, except ratios)	2016	2015	2014	2013	2012
Earnings:
Pre-tax income (loss)(a):	$(109)	$2,471	$9,106	$7,942	$433
Add — Fixed charges	1,656	1,716	2,911	4,279	4,717
Adjusted Pre-tax income (loss)	$1,547	$4,187	$12,017	$12,221	$5,150
Fixed charges:
Interest expense	$1,220	$1,227	$2,034	$3,292	$3,605
Portion of rent expense representing interest	110	109	157	138	148
Interest credited to policy and contract holders	326	380	720	849	964
Total fixed charges	$1,656	$1,716	$2,911	$4,279	$4,717
Total fixed charges, excluding interest credited to
policy and contract holders	$1,330	$1,336	$2,191	$3,430	$3,753
Ratio of earnings to fixed charges:
Ratio	n/a	2.44	4.13	2.86	1.09
Coverage deficiency	$(109)	n/a	n/a	n/a	n/a
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b):
Ratio	1.16	3.13	5.48	3.56	1.37
Coverage deficiency	n/a	n/a	n/a	n/a	n/a

(a)  From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)  The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

AIG | 2016 Form 10-K                          1